Vivos Therapeutics, Inc.

9137 S. Ridgeline Boulevard, Suite 135

Highlands Ranch, Colorado 80129

February 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivos Therapeutics Inc.
Registration Statement on Form S-3
Filed February 7, 2022
File No. 333-262554

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Vivos Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Monday, February 14, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ R. Kirk Huntsman
R. Kirk Huntsman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP